FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 15, 2006

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒   Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐   No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            )

Enclosure:  Press Release dated September 15, 2006 (second)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: September 15, 2006

Buhrmann NV

For more information
Media Relations
+31 (0)20 651 10 34
PRESS RELEASE
Investor Relations
+31 (0)20 651 10 42

BUHRMANN’S OFFER FOR ANDVORD TYBRING-GJEDDE REACHES OVER 90% ACCEPTANCE

Amsterdam, the Netherlands, 15 September 2006 – Following the press release issued earlier today which declared the voluntary offer submitted by Buhrmann NV to acquire the outstanding shares in Andvord Tybring-Gjedde ASA (ATG) unconditional, Buhrmann has now received and registered irrevocable acceptances for 203,676,450 shares, representing 96% of the shares and votes in ATG. The final count will be completed on 20 September 2006.

Buhrmann will proceed to complete the voluntary offer in accordance with the offer document dated 31 August 2006. This will be followed by a mandatory offer for all outstanding shares in ATG.

Additional information

Buhrmann is one of the world’s leading suppliers of office products to businesses and institutions. In addition, Buhrmann is distributor of graphic equipment and related services in six European countries. Buhrmann’s office products activities are operating worldwide mainly under the brand name Corporate Express and have a widespread global distribution network spanning North America, Europe and Australia. Headquartered in the Netherlands, Buhrmann generated 2005 annual sales of EUR 5.9 billion. With a future shaped by almost 18,000 employees, Buhrmann has operations in 18 countries. The financial results for the third quarter 2006 will be published on 1 November 2006. Buhrmann is listed on Euronext Amsterdam (Euronext: BUHR) and in New York (NYSE: BUH).

For more information

Press: Corporate Communications	Analysts / investors: Carl Hoyer
Telephone: +31 (0)20 651 10 19	Telephone: +31 (0)20 651 10 42
corporate.communications@buhrmann.com	carl.hoyer@buhrmann.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2006. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.